Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

Voya MAP Plus NP℠

Supplement Dated August 28, 2014

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- References to ING in any product name are replaced with Voya (e.g., ING MAP Plus NP℠ will be renamed Voya MAP Plus NP℠).

In general, all other references to the name ING are replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Mutual Global Discovery Fund.

IMPORTANT INFORMATION REGARDING THE MUTUAL GLOBAL DISCOVERY FUND

On June 30, 2014, Mutual Global Discovery Fund (Class R) changed its name to Franklin Mutual Global Discovery Fund (Class R). Accordingly, all references to the Mutual Global Discovery Fund (Class R) in the Contract Prospectus and Contract Prospectus Summary are hereby deleted and changed to Franklin Mutual Global Discovery Fund (Class R).

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***